Exhibit 99.1
Navios Maritime Acquisition Corporation
Confirms Investment Policy
PIRAEUS, Greece, September 24, 2008 — In light of recent developments in the US financial markets, Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA.U, NNA, NNA WS) today confirmed its policy of investing the Company’s proceeds in trust in United States Treasury Bills having a maturity of 180 days or less.
The proceeds in trust are held by Marfin Popular Bank. Continental Stock Transfer & Trust Company is the trustee. Navios Acquisition retains ultimate discretion on investment decisions and does not allow investment in any security other than treasury bills.
About Navios Maritime Acquisition Corporation
Navios Maritime Acquisition Corporation is a newly organized special purpose acquisition company formed for the purpose of acquiring one or more assets or operating businesses in the marine transportation and logistics industries. Navios Acquisition raised gross proceeds of $253,000,000 through an initial public offering on July 1, 2008.
Forward Looking Statements — Safe Harbor
This press release may contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements inherently involve risks and uncertainties that are detailed in the Company’s prospectus and other filings with the Securities and Exchange Commission and, therefore, actual results could differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
investors@navios.com